UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*
                                             ---


                           ACCLAIM ENTERTAINMENT, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.02 PER SHARE
                         (Title of Class of Securities)


                                    004325205
                             ----------------------
                                 (CUSIP Number)

                      ALEXANDRA INVESTMENT MANAGEMENT, LLC
                              MIKHAIL A. FILIMONOV
                                DIMITRI SOGOLOFF
                                 237 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 808-3780
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 12, 2001
                            ------------------------
             (Date of Event which Requires Filing of this Statement)

                   If the filing person has previously filed a
        statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this
             Schedule because of Rule 13d-1(b)(3) or (4), check the
                               following box [ ].

                 Check the following box if a fee is being paid
                             with the statement [ ].




                                                               Page 1 of 8 pages

                                 SCHEDULE 13D/A

- ----------------------                                    ----------------------
CUSIP No.  020825105                                           PAGE 2 OF 8 PAGES
- ----------------------                                        ------------------

- --------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Alexandra Investment Management, LLC

- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                             (b) [ ]
- --------------------------------------------------------------------------------
3      SEC USE ONLY

- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       AF, OO

- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                   [ ]

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

- --------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER

SHARES                  -0-

BENEFICIALLY            --------------------------------------------------------
                  8     SHARED VOTING POWER
OWNED BY

EACH                    --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
REPORTING
                        -0-
PERSON WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       -0-

- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*
                                                                 [ ]

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%

- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IA, CO

- --------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

- ----------------------                                    ----------------------
CUSIP No.  020825105                                           PAGE 3 OF 8 PAGES
- ----------------------                                        ------------------

- --------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Mikhail A. Filimonov

- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                             (b) [ ]
- --------------------------------------------------------------------------------
3      SEC USE ONLY

- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       AF, OO

- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                   [ ]

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.

- --------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER

SHARES                  -0-

BENEFICIALLY            --------------------------------------------------------
                  8     SHARED VOTING POWER
OWNED BY
                        -0-
EACH                    --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
REPORTING
                        -0-
PERSON WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-

- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       -0-

- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*
                                                                 [ ]

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%

- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN

- --------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

- ----------------------                                    ----------------------
CUSIP No.  020825105                                           PAGE 4 OF 8 PAGES
- ----------------------                                        ------------------


- --------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Dimitri Sogoloff

- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                             (b) [ ]
- --------------------------------------------------------------------------------
3      SEC USE ONLY

- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       AF, OO

- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                   [ ]

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.

- --------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER

SHARES                  -0-

BENEFICIALLY            --------------------------------------------------------
                  8     SHARED VOTING POWER
OWNED BY
                        -0-
EACH
                        --------------------------------------------------------
REPORTING         9     SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-

- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       -0-

- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*
                                                                 [ ]

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%

- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN

- --------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.        SECURITY AND ISSUER.
               -------------------

               This Statement constitutes Amendment No. 1 to that certain
Schedule 13D, dated June 18, 2001 (the "Original Schedule 13D") relating to the shares of Common Stock, $.02 par value per share (the "Common Stock") of Acclaim Entertainment, Inc., a Delaware corporation (the "Company"). This Amendment No. 1 reports the termination of any further obligation of Reporting Persons to report on Schedule 13D with respect to the beneficial ownership of Common Shares reported in the Original Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Original Schedule 13D. Except as expressly amended hereby, the statements in the Original Schedule 13D remain unchanged.



ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
               -------------------------------------------------

               On December 12, 2001, the Adviser sold 5,181,882 shares of Common Stock.



ITEM 4.        PURPOSE OF TRANSACTION.
               ----------------------

               The Adviser has sold all shares of Common Stock in the ordinary course of business.



ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.
               ------------------------------------

               (a) As a result of the sale transaction discussed below in paragraph (c) of this Item 5, the Reporting Persons do not beneficially own any Common Shares. As of the date hereof, the Adviser owns no shares of Common Stock.

               (c) During the sixty days prior to the date hereof, the Reporting Persons effected no transactions in the Common Shares other than the following transaction. On December 12, 2001, the Adviser sold its entire position of 5,181,882 Common Shares.

               (e) On December 12, 2001, the Reporting Persons ceased to be a beneficial owner of more than 5% of the Common Shares, thereby terminating any future obligation of the Reporting Persons to report on Schedule 13D with respect to beneficial ownership of the Shares.



ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
               ------------------------------------------------------

               None.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.
               --------------------------------
               None.

                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  January 22, 2002
                                    ALEXANDRA INVESTMENT MANAGEMENT, LLC


                                    By:    /s/ Mikhail A. Filimonov
                                           -------------------------------------
                                           Mikhail A. Filimonov, Managing Member


                                    /s/ Mikhail A. Filimonov
                                    --------------------------------------------
                                           MIKHAIL A. FILIMONOV


                                    /s/ Dimitri Sogoloff
                                    --------------------------------------------
                                           DIMITRI SOGOLOFF